Exhibit 99.1

November 6, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary, First Capital Realty Inc., for the Third Quarter of 2012

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 45.6% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its financial results for the third quarter of 2012, as published on November 5, 2012 in Canada.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES STRONG Q3 RESULTS

Completes the most active quarter on record

Toronto, Ontario (November 5, 2012) –First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets, announced today strong financial results for the three and nine months ended September 30, 2012.

NINE MONTHS HIGHLIGHTS

	$ millions
Nine months ended September 30	2012	2011
Enterprise value	$7,243	$5,964
Debt to total assets – IFRS basis	40.6%	47.3%
Debt to total market capitalization	40.2%	45.0%
Property rental revenue	$427.1	$390.2
Net operating income (NOI) (1)	$274.8	$251.7

	in millions		per share
Nine months ended September 30	2012	2011	2012	2011
Funds from Operations (FFO)(1)	$140.1	$117.8	$0.76	$0.71
FFO excluding other gains (losses) and (expenses)	$139.0	$119.1	$0.76	$0.71
Weighted average diluted shares for FFO (000’s)	183,815	167,081	—	—
Adjusted Funds from Operations (AFFO)(1)	$141.7	$126.8	$0.70	$0.67
AFFO excluding other gains (losses) and (expenses)	$139.7	$124.2	$0.69	$0.66
Weighted average diluted shares for AFFO (000’s)	201,532	188,165	—	—
Net income attributable to common shareholders	$323.2	$314.0	$1.67	$1.74
Weighted average common shares – diluted (000’s)	201,532	188,165	—	—

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release

•	Invested $885 million in acquisitions, development activities and property improvements;

•	Added 2.3 million square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired six shopping centres and six medical office and retail properties, the remaining 50% interest in one shopping centre, 23 properties adjacent to existing shopping centres, six development land parcels as well as three development land parcels in two existing assemblies;

•	These acquisitions added 1.8 million square feet of gross leasable area and 16 acres of land for future development;

•	Sold eight properties and 50% interests in two properties totalling 1.2 million square feet, and one development land parcel for gross proceeds of $282.4 million;

•	2.5% total same property NOI growth, 1.3% stable same property NOI growth;

•	9.8% increase on rate per square foot on 946,000 square feet of all renewal leases;

•	Occupancy of same property – stable (excluding properties in pre-development stage) of 97.3% as compared to 97.4% at December 31, 2011;

•	Total occupancy of 95.6% compared to 96.3% at September 30, 2011 and 96.2% at December 31, 2011; vacancy at September 30, 2012 includes 0.7% of space held for redevelopment;

•	Gross new leasing totalled 1.0 million square feet including development and redevelopment coming on line; lease closures totalled 599,000 square feet and closures for redevelopment totalled 165,000 square feet;

•	Completed new leasing on existing space totalling 497,000 square feet at an average rate of $18.03 per square foot;

•	Lease rates on openings and redevelopment coming on line increased by 16.1% versus all lease closures; lease rates on new development and redevelopment coming on-line at an average rate of $25.17 per square foot;

•	Average lease rate per occupied square foot increased by 4.1% from September 30, 2011 to $17.42 at September 30, 2012, including acquisitions and dispositions;

•	Acquired 1.6 million square feet at $17.95 per square foot with 91.6% occupancy, and disposed of 1.2 million square feet leased at $13.79 per square foot with 97.5% occupancy.

THIRD QUARTER HIGHLIGHTS

	in millions		per share
Three months ended September 30	2012	2011	2012	2011
Property rental revenue	$147.2	$131.4	—	—
Net operating income (NOI) (1)	$96.0	$86.5	—	—
Funds from Operations (FFO)(1)	$47.8	$40.4	$0.25	$0.24
FFO excluding other gains (losses) and (expenses)	$49.2	$41.9	$0.26	$0.25
Weighted average diluted shares for FFO (000’s)	189,028	170,035	—	—
Adjusted Funds from Operations (AFFO)(1)	$49.3	$45.1	$0.24	$0.24
AFFO excluding other gains (losses) and (expenses)	$48.7	$44.0	$0.23	$0.23
Weighted average diluted shares for AFFO (000’s)	208,131	191,166	—	—

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release

•	Invested $440 million in acquisitions, development activities and property improvements;

•	Added 1.2 million square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired three shopping centres and six medical office and retail properties, the remaining 50% interest in one shopping centre, 14 properties adjacent to existing shopping centres, and two development land parcels as well as one development land parcel in one existing assembly;

•	These acquisitions added a total of 1.0 million square feet of gross leasable area and seven acres of land for future development;

•	Sold three properties totalling 391,000 square feet for gross proceeds of $92.9 million;

•	2.5% total same property NOI growth; 1.4% stable same property NOI growth;

•	12.4% increase on rate per square foot on 204,000 square feet of renewal leases;

•	Gross new leasing totalled 287,000 square feet including development and redevelopment coming on line; lease closures totalled 122,000 square feet and closures for redevelopment totalled 12,000 square feet;

•	Completed new leasing on existing space totalling 140,000 square feet at an average rate of $18.18 per square foot; lease rates on new development and redevelopment coming on line at an average rate of $27.82 per square foot.

“We are very pleased with our results, which came in ahead of our expectations” said Dori J. Segal, President & CEO.“This year is the busiest period in our Company’s history whereby we achieved significant accomplishments on all fronts:investments, financing and operations.”

NET INCOME

	Three months ended Sept 30		Nine months ended Sept 30
($ millions, except share and per share amounts)	2012	2011	2012	2011
Net income attributable to common shareholders	$102.1	$96.8	$323.2	$314.0
Net income per share attributable to common shareholders (diluted)	$0.51	$0.54	$1.67	$1.74
Weighted average common shares – diluted (000’s)	208,131	191,166	201,532	188,165

Net income attributable to common shareholders for the three months ended September 30, 2012 was $102.1 million or $0.51 per share (diluted) compared to $96.8 million or $0.54 per share (diluted) for the three months ended September 30, 2011. Net income attributable to common shareholders for the nine months ended September 30, 2012 was $323.2 million or $1.67 per share (diluted) compared to $314.0 million or $1.74 per share diluted for the nine months ended September 30, 2011.

For the three months ended September 30, 2012, the increase in net income is primarily due to the increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth. The increase in net income was partially offset by the increases in interest expense, corporate expenses, deferred income taxes, other losses and expenses and, on a per share basis, an increase in the weighted average number of common shares outstanding resulting from various financing activities.

For the nine months ended September 30, 2012, the increase in net income is primarily due to the increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth, as well as the increase in interest and other income. The increase in net income was partially offset by the increases in interest expense, corporate expenses, deferred income taxes, other losses and expenses and, on a per share basis, an increase in the weighted average number of common shares outstanding resulting from various financing activities.

FFO AND AFFO

In the third quarter of 2012, FFO increased to $47.8 million or $0.25 per share (diluted) from $40.4 million or $0.24 per share (diluted) in the same prior year period. Year-to-date, FFO increased to $140.1 million or $0.76 per share (diluted) from $117.8 million or $0.71 per share (diluted). The increase in FFO is primarily due to the increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line, same property NOI growth, increased interest income as well as other non-recurring gains. The effect of the increase in NOI was partially offset by increases in interest expense, and corporate expenses primarily relating to staffing costs associated with the growth and performance of the Company. On a per share basis, the increases in FFO were partially offset by an increase in the weighted average number of common shares outstanding resulting from various financing activities.

AFFO is calculated by adjusting FFO for non-cash and other items including interest payable in shares, straight-line rent adjustments, non-cash compensation expense, actual costs incurred for capital expenditures and leasing costs for maintaining shopping centre infrastructures and revenues and other gains or losses. Gains or losses on land sales are excluded from AFFO and residential inventory units pre-sale costs are recognized in AFFO when title of the associated residential unit has passed to the buyer. The weighted average number of diluted shares outstanding for AFFO is adjusted to assume conversion of the outstanding convertible debentures.

AFFO was $49.3 million or $0.24 per share (diluted) in the third quarter of 2012 compared to $45.1 million or $0.24 per share (diluted) in the same prior year period. AFFO included $0.7 million of other net gains in the quarter compared to $1.0 million of other net gains for the same prior year period. AFFO was $141.7 million or $0.70 per share (diluted) in the nine months ended September 30, 2012 compared to $126.8 million or $0.67 per share (diluted) in the same prior year period. AFFO included $2.0 million of other net gains compared to $2.6 million of other net gains for the same prior year period.

Refer to the Funds from Operations, Other Gains (Losses) and (Expenses), Adjusted Funds from Operations and Net Operating Income sections in Management’s Discussion and Analysis for further information.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The Company completed the following financing activities for the nine months ended September 30, 2012:

•	On February 16, 2012, issued $75 million principal amount of cashless convertible unsecured debentures at a coupon of 4.95% and a term to maturity of 5.1 years.

•	On April 4, 2012, the Company issued $175 million principal amount senior unsecured debentures Series N, with a coupon rate of 4.50% maturing March 1, 2021.

•	On May 22, 2012, issued $52.5 million principal amount of cashless convertible unsecured debentures at a coupon of 4.75% and a term to maturity of 7.2 years.

•	On June 1, 2012, the Company completed the issuance of $100 million principal amount of senior unsecured debentures, Series O, due January 31, 2022. On July 17, 2012, the Company completed the issuance of an additional $50 million principal amount in this same series. These debentures bear interest at a coupon rate of 4.43% per annum payable semi-annually commencing September 1, 2012. The additional debentures were sold at a price of $100.892 per $100.00 principal amount plus accrued interest, with an effective yield of 4.315% per annum if held to maturity.

•	On June 21, 2012, the Company repaid on maturity the $100 million principal amount outstanding of its 5.08% Series A senior unsecured debentures.

•	On August 29, 2012, redeemed the $97 million outstanding principal amount of Series D unsecured debentures at a redemption price of $1,023.33 per $1,000 principal amount.

•	Issued a total of $504 million of equity year-to-date, including debenture conversions and redemptions, payment of interest in common shares, options exercised, common share consideration for the ProMed acquisition and the two units offerings below:

•

On August 3, 2012 the Company issued 2.5 million units (consisting of one common share of the Company and one common share purchase warrant (a “Warrant”)) at $18.75 per unit for gross proceeds of $46.9 million. Each Warrant entitles the holder to acquire one common share of the Company at a price of $19.75 per share until August 2, 2013.

•

On September 19, 2012, the Company issued 12.5 million units at a price of $19.22 per unit for total gross proceeds of approximately $240.3 million. Each unit in this offering consisted of: (i) one common share of the Company, and (ii) one-quarter of a Warrant.

•	Funded $161.5 million of 10-year mortgage financing relating to six properties with a weighted average interest rate of 3.87%. In addition, the Company topped-up $32.8 million of mortgage financings with terms between one and five years relating to two properties with a weighted average interest rate of 3.26%.

SUBSEQUENT EVENTS

Dividend

The Company announced today that it will pay a fourth quarter dividend of $0.21 per common share on January 10, 2013 to shareholders of record on December 28, 2012.

Acquisitions and Dispositions Subsequent to September 30, 2012

•	On October 15, 2012, the Company acquired 895 Lawrence Ave. East, a retail property totalling approximately 31,000 square feet situated on approximately two acres of land in Toronto, Ontario. The purchase price of $11.2 million, including closing costs, was satisfied in cash.

•	On November 1, 2012, the Company acquired a shopping centre totalling 255,000 square feet, on 21.3 acres of land in the Charlesbourg borough of Quebec City, Quebec. The purchase price of $33.2 million, including expected closing costs, was satisfied by a combination of cash, the assumption of a $17.7 million fixed-rate mortgage with an annual contractual interest rate of 5.12%, due December 31, 2021, and a $3.7 million vendor take back mortgage with an annual contractual interest rate of 4.25%, due December 31, 2021.

•	On October 12, 2012, the Company sold 2255 Dundas Street, Mississauga, Ontario for a price of $5.8 million, of which $3.0 million was received in cash and the balance financed with a $2.8 million vendor take back mortgage at an annual contractual interest rate of 4.5% due October 11, 2017.

•	The Company has entered into a binding agreement to sell Coronation Mall, a 49,000 square foot shopping centre located in Duncan, British Columbia for gross proceeds of $14.6 million, which will be satisfied in cash.

2012 GUIDANCE

The purpose of the Company’s guidance is to provide Management’s view as to the expected financial performance of the Company using factors that are commonly accepted, and viewed as meaningful indicators of financial performance, in the real estate industry. A reconciliation of the Company’s current guidance to the previously provided guidance follows.

(per share amounts, except for projected FFO, AFFO and shares outstanding)	2012 Guidance as at Q3		2012 Guidance as at Q2		Variance
	Low	High	Low	High	Low	High
Projected diluted net income per share	$1.90	$1.91	$1.61	$1.64	$0.29	$0.27
Adjustments
Projected fair value increase and deferred income taxes	$(0.91)	$(0.91)	$(0.64)	$(0.64)	$(0.27)	$(0.27)

Projected FFO per share	$0.99	$1.00	$0.97	$1.00	$0.02	—

Projected FFO ($ millions)	$188.6	$190.2	$178.0	$183.4	$10.6	$6.8

Projected weighted average shares outstanding (in millions) for per share FFO/AFFO calculations (including conversion of convertible debentures in AFFO)	190.4/205.2		183.4/200.1		7.0/5.1
Projected FFO per share (using weighted average AFFO shares outstanding)	$0.92	$0.93	$0.89	$0.92	$0.03	$0.01
Projected revenue sustaining capital expenditures	$(0.08)	$(0.08)	$(0.08)	$(0.08)	—	—
Projected non-cash items, net	$0.08	$0.09	$0.10	$0.10	$(0.02)	$(0.01)

Projected AFFO per share	$0.92	$0.94	$0.91	$0.94	$0.01	—

The variance in projected diluted net income per share from previous guidance to Q3 guidance primarily represents the actual increase in the value of investment properties recorded in the second quarter, net of associated deferred income taxes. The Company does not forecast changes in the values of investment properties when issuing guidance. These value changes are included in net income but not in FFO and AFFO.

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the Company’s capital structure and share price, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income, funds from operations and adjusted funds from operations are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

2012 guidance (as of Q3 2012) is based on the following operating activity assumptions inclusive of year-to-date activity:

•	Total same property NOI growth of 2.0% to 2.5%;

•	Development, redevelopment and expansion coming on line of 600,000 to 700,000 square feet with approximate gross book value of $250 to $300 million;

•	Income-producing and other property acquisitions totalling approximately $700 to $800 million for the year including the $640 million completed through September 30, 2012;

•	Disposition of approximately $300 million of income-producing properties in 2012 including the $282 million completed through September 30, 2012;

•	Revenue sustaining capital expenditures are expected to be approximately $0.75 per square foot on average; and

•	Capital structure will be similar to September 30, 2012.

Readers should refer to the section below titled “Forward-Looking Statements” for important information on risk factors.

For further information on management’s outlook and view on the business environment please refer to the “Outlook and Business Environment” section of the MD&A for the quarter ended September 30, 2012.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the third quarter ended September 30, 2012 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing our third quarter results on Tuesday, November 6, 2012 at 2:00 p.m. (ET).

Teleconference:

You can participate in the live conference toll-free at 866-696-5910 or at 416-340-2217 with access code 8484770. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through November 20, 2012 and can be accessed by dialing toll free 800-408-3053 or 905-694-9451 with access code 6582384.

Webcast:

To access the webcast, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. If you hang up, you can reconnect by dialing 866-696-5910 or 416-340-2217. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets. The Company currently owns interests in 174 properties, including six under ground-up development, totalling approximately 24.4 million square feet of gross leasable area and four sites in the planning stage for future retail development.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including NOI, FFO and AFFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the quarter ended September 30, 2012, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “believes”, “estimates”, “will”, “anticipates” and similar expressions. Forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the “2012 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2012 Guidance” section of this press release also include that consumer demand will remain stable, demographic trends will continue and there will continue to be barriers to entry in the markets in which the Company operates.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s 2011 Annual Report and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to:general economic conditions; real property ownership; the availability of new competitive supply of retail properties which may become available either through construction, lease or sublease; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties, defaults and bankruptcies; the relative illiquidity of real property; unexpected costs or liabilities related to acquisitions, development and construction; increases operating costs and property taxes; changes in governmental regulation; environmental liability and compliance costs; residential development and leasing; challenges associated with the integration of acquisitions into the Company; uninsured losses and First Capital Realty’s ability to obtain insurance coverage at a reasonable cost; compliance with financial covenants; joint ventures; significant shareholders; geographic concentration of assets; investments subject to credit and market risk; and loss of key personnel.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Karen H. Weaver, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR